Exhibit 99.2

Overview

Business review			Governance

01	Explaining Reuters		22	Interview with the Chairman
02	CEO’s review		24	Corporate responsibility
04	Our strategy		28	Directors
05	Our performance		30	Summary remuneration report
06	Our markets
08	Our resources		Financials
09	Our challenges
10	Chairman’s statement		34	Summary operating and financial review (OFR)
11	The speed of change		36	Summary financial statements
	12	in the financial world
	14	in the media world
	16	in Reuters	Information

18	Our business divisions		39	Information for shareholders and Forward-looking statements
	18	Sales & Trading
	19	Enterprise	40	Financial diary for 2007
	20	Research & Asset Management
	21	Media	40	Where to find us

£661m

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Explaining Reuters	Business review	01

We run the business through
four divisions, each meeting a
specific set of customer needs.

Total 2006 revenue
£2,566m

News, real-time market data and trading systems are our core competencies.	Our data and trading room software form a vital part of our customers’ systems.	We give our customers competitive advantage with high-value content and insight.	We are the world’s largest multimedia news agency, with scope to build a strong consumer media business.

2006 revenue	2006 revenue	2006 revenue	2006 revenue
£1,690m	£408m	£298m	£170m

For more information on our business divisions see pages 18–21.

Reuters Group PLC Annual Review 2006

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02	CEO’s review

Our goal is to accelerate the growth
in revenues begun last year while
bringing a greater proportion to the
bottom line in profits.

2006 was a year of considerable achievement for Reuters. In last year’s annual report I stated that the key drivers for 2006 would be “to deliver on our Core Plus investments, to accelerate our revenue growth, to continue to really focus on customer service and to maintain the good cost control of the last few years”. I am very happy to say that we achieved each of these goals and more.

During 2006 we raised the pace of our Core Plus programme, and produced £32 million of new revenues from the four initiatives: electronic trading, high-value content, new enterprise services and new markets. This permitted us to exceed our 2006 target of one percentage point of additional revenue growth from Core Plus.

In terms of overall revenue growth, we exceeded market expectations by delivering 6.5% growth at actual rates (4.8% underlying), which was very gratifying to me personally.

It was not so long ago that many in the market, while acknowledging our ability to cut costs, doubted that we could re-start growth after a long period of retrenchment.

2006 was also a year in which our significant investments to transform and simplify the company began to take shape. These investments will continue through 2007 with a focus on making our services more resilient.

Finally, despite the increased investment in Core Plus growth and transformation activities, we continued to hold a tight line on cost.

Looking ahead to 2007
As I write this review we are already well into 2007 – a year that has begun strongly for Reuters. Our principal goal this year is to accelerate the growth in revenues begun last year while bringing a greater proportion down to the bottom line in profits.

This will be achieved, in part, as revenues from Core Plus increase through the year.

We’ll also continue to focus on improving customer service through investment in Reuters infrastructure and through instilling a service culture at Reuters. Toward this goal, I am personally leading a drive to simplify our processes, our technology and our organisation.

In my recent meetings with customers around the world I have been encouraged both that general market conditions appear to be favourable and that the specific areas we are targeting under Core Plus are expected to be in high demand. In particular, the growth of electronic trading is now indisputable.

Serving both people and machines
Reuters has always served the needs of individual users in the financial community, as well as the machines that power their firms; however, this distinction is increasingly important. Reuters suite of trading room systems, risk management platforms, enterprise datafeeds and transaction services is perfectly aligned to the growth in machine-

Reuters Group PLC Annual Review 2006

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Business review	03

based activities such as algorithmic trading. At the same time the human beings who are active in the financial services industry require ever-more sophisticated and comprehensive sets of information and analytics as they seek to differentiate their performance. Reuters is uniquely skilled to serve this twin need.

Managing our portfolio
Capitalising on our strong position in the Treasury market, Reuters entered into a joint venture with the Chicago Mercantile Exchange (CME) in 2006 to launch a new electronic system to trade foreign currencies. The venture, called FXMarketSpace, is launching in March 2007 and will offer the market the ability to trade foreign exchange on a cleared, central counterparty basis (like an exchange) for the first time. I view this as a great example of Reuters innovative streak at work, as well as proof that we will not just complacently sit and milk our best assets, but seek to lead the market in new directions. We also moved swiftly in 2006 to sell the majority of our 50% interest in the Factiva joint venture to our partner Dow Jones. We concluded that we could achieve the most value for our shareholders by selling this deep online library of content before competition from free search engines eroded Factiva’s advantage.

Media and journalism
Our Media business performed very well in 2006 across both its agency and consumer units. In the agency business we benefited as Western publishers and broadcasters retrenched and continued to pull back their journalists to home base, and newspapers, in particular, scrambled to add video to their websites. Meanwhile, domestic demand in Asia and the Middle East grew strongly. Our direct-to-consumer unit, which mainly derives its revenues from advertising, carried on reuters.com and associated mobile and online properties, grew 39% in 2006.

At the core of what we do at Reuters is the work of our 2,400 journalists. We increased our editorial staff by over 130 in 2006 and produced a slew of exclusives and ‘beats’ from the ongoing war in Iraq, to the World Cup competition, to the Israel-Lebanon conflict. In my presentation to the Israel Business Conference, excerpted at about.reuters.com/pressoffice/speaker/ transcripts/Globes_conference.doc, I discuss how Reuters responded to a serious breach of our news photography standards which occurred in Lebanon.

The bravery, quality and motivation of Reuters journalists around the world remain a great inspiration to me. More generally, it is the diversity, intelligence, compassion and determination of our people that make my job as CEO so personally rewarding.

Tom Glocer
CEO

Reuters Group PLC Annual Review 2006

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04	Our strategy

Our mission is to make Reuters the leading provider of content and transaction services, trusted by customers from the individual to the most sophisticated institution.

As we move from restructuring to growth, our aim is to deliver the shareholder value that we believe the company is capable of generating. We are doing this in two ways:

1.	Growth	2.	Simplification	Customer satisfaction
We are growing our revenues faster, both within our core business and through our Core Plus initiatives. In the medium term we plan to deliver strong sustainable revenue growth, assuming continued growth in the financial services industry.		We are becoming stronger, more competitive and more efficient as we continue to simplify our organisation. We’re working hard to deliver better products and better customer service.
		We are doing this by:		Calculated on a 100-point scale
Steady improvement in our next-generation products is helping us to attract new users, particularly among institutional investors.

We have started to see new revenues come through from the portfolio of Core Plus projects we put in place to capitalise on four high-growth market areas:		•	Changing the way our product development teams work
		•	Simplifying our product delivery infrastructure and making it more robust
		•	Transforming the way our content is created, collected and processed
•	Electronic trading	•	Modernising our customer administration systems
•	High-value content
•	New enterprise services	Projected cost savings
•	New markets	As we continue to implement these initiatives, we expect them to deliver annualised cost savings reaching £150 million by 2010.

Revenue growth targets
We expect our core business to grow at least as fast as the market. In addition, we have targeted new revenue from our Core Plus initiatives.
Customer satisfaction
We measure customer satisfaction through a bi-annual survey of over 12,000 financial markets customers. Satisfaction has increased over the last three years, with customers seeing particular improvements in the quality of our training, support and account management.

Targets
•	1 percentage point of new revenue in 2006 (exceeded)
•	2+ percentage points of new revenue in 2007
•	3 percentage points of new revenue in 2008

Reuters Group PLC Annual Review 2006

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Our performance	Business review	05

Revenue growth		Dividend increase	Operating profit increase
6.5%		10%	+24%

Operating highlights		Revenue £m	Operating profit, trading profit and margins* £m

•	Revenues growing ahead of target
•	New Core Plus initiatives making good progress
•	FXMarketSpace joint venture underway

•	Opening of Beijing development centre

•	Sale of Factiva stake to Dow Jones completed
		Our 2006 revenue grew by 6.5% to £2,566 million. Acquisitions, mainly Telerate, contributed 1.4 percentage points of growth. Exchange rate movements accounted for 0.3 percentage points. Excluding acquisitions, disposals and currency, revenue grew by 4.8% 1.3 percentage points of this growth came from Core Plus, ahead of our target.	Our operating profit rose to £256 million in 2006 (operating margin 10%), an increase of £49 million over 2005 (operating margin 9%). Trading profit declined to £308 million (trading margin 12%), down £26 million over 2005 (trading margin 14%). This included £77 million of net new investment in Core Plus, partly offset by revenue growth.
•	Application Networks acquired to broaden our risk management product line

•	First Innovation programme projects launched

		Earnings per share (EPS) and adjusted EPS* pence	Dividend pence

		Our EPS was 23.6p in 2006, down 9p from the previous year, reflecting lower profits on disposals than in 2005 (when we disposed of our Instinet stake). Adjusted EPS was 17.1p in 2006, up 3.3p from the previous year. This reflected lower restructuring charges and fewer shares in circulation due to our share buy-back programme.	We increased our total regular dividend by 10%, the first increase since 2000, reflecting our growing confidence in future business performance.
*	Definitions of trading profit, trading margin and adjusted EPS can be found in Reuters Group PLC Annual Report and Form 20-F 2006 – see about.reuters.com/reports/ar2006.

Reuters Group PLC Annual Review 2006

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06	Our markets

Over 90% of our revenue comes from
serving the rapidly evolving financial services marketplace. Our news and information reach one billion people every day.

Our markets
More than 90% of our revenue comes from serving the rapidly evolving financial services marketplace, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders.

The innovative financial markets are experiencing rapid structural change. We are adapting to meet their increasingly complex and time-sensitive demands.

The media markets are also undergoing dramatic change. We are well positioned to address these marketplace dynamics with our recent innovations in user-generated content, including blogs, and our work to reach the next generation of media consumers through new digital platforms such as mobile phones, online video and interactive television.

Key market trends
•	Market structures are continuing to evolve: foreign exchange is set to shift towards an exchange-traded model; bank and exchange consolidation is ongoing.

•	The rise in electronic trading is set to continue in 2007 and beyond.

•	The financial services industry is developing increasingly complex, highly structured financial products.

•	The hedge fund industry is expected to continue its growth and remain important to the financial markets ecosystem.

•	Wealth management is the fastest- growing segment of the financial services marketplace.

•	Financial information technology spending is expected to continue rising in 2007.
•	New market regulations such as the Markets in Financial Instruments Directive (MiFID) in the EU and Regulation NMS in the US are creating requirements for more extensive disclosure of prices.

•	Traditional media companies are embracing user-generated content and online social networks as new ways of engaging with their audiences.

•	Online audiences and advertising revenues are growing rapidly, rivalling traditional media.

Reuters Group PLC Annual Review 2006

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Business review	07

Our market share in financial markets
Each year, we publish findings from our market size and share study. This study looks at the £6 billion global market for financial information and services in which our business operates. 80% of our revenues are covered by the study.*

Our market share by revenue in this market increased by one percentage point in 2005 to 27%, level with Bloomberg, our main competitor in the desktop products business. This share gain was largely driven by the acquisition of Telerate in June 2005. Analysis of our market share for the full year 2006 is being finalised and will be published in April 2007.

As a result of our Core Plus strategy, which is taking us into new markets, our addressable market is expected to expand from £6 billion to £11 billion per year.

*	Excludes Media revenues, recoveries and some Enterprise revenues.

Our market share in consumer media markets
Over the last two years our reuters.com family of websites has attracted a growing number of users worldwide and now reaches 16.6 million visitors per month. Currently, our largest audiences are in the US and the UK. Our website ranking in the financial information category as measured by Nielsen//NetRatings in the US improved from 8th to 5th (based on the number of unique visitors) between 2005 and 2006. Our website ranking in the Business News/Research category as measured by comScore Media Metrix in the UK improved from 6th to 4th between 2005 and 2006.

US visitors to Reuters websites (millions)

Number of unique visitors December (Nielsen//NetRatings US)

Reuters Group PLC Annual Review 2006

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08	Our resources

Our people, our
brand and our
content are key to
our ability to deliver
on our strategy.

Employee engagement %

Distribution of employees by region

Based on average number of employees for the year

This page: Running barefoot,
South Africa’s Dina Phakula
sprints ahead of the
competition at the 2006
Commonwealth Games.
(Photographer: Andy Clark)

Our people
We seek to attract and retain talented people who are knowledgeable about the markets we serve, customer-focused, adaptable and committed to learning and development.

Our diverse employee base, comprising over 100 nationalities, reflects the different cultures and markets we operate in and contributes innovative ways to serve our wide range of customers.

As we have focused on making our products more competitive and extending our content, we have built up our development and content management centres in Bangkok, Beijing, Bangalore and Singapore. 30% of our employees are now based in Asia.

We carry out an annual employee engagement survey. The results of our most recent survey (November 2006) showed year-on-year improvements across all the categories that make up our employee engagement index (leadership, customer orientation, performance, employee commitment and career development). Employees are given objectives which are aligned to the company’s goals. Performance against these objectives is rewarded through the performance-related elements of remuneration such as bonuses and equity in the company. Employee turnover for our highest performers remains below the 3.5% target we have set.

Our brand
Our brand is a powerful asset, ranked as a Top 100 Global Brand by Interbrand. The essence of our brand is Trust. Strong brands attract customers and help to drive financial performance. As an organisation and as a brand, we are aligned to deliver consistently on the Reuters Trust Principles of independence, integrity and freedom from bias. For more information on how these principles inform our approach to doing business, see ‘Corporate responsibility’ on pages 24–27.

Our content
Reuters runs the world’s largest multimedia news operation, employing 2,400 journalists who produce 250,000 news stories in 19 languages, 40,000 pictures and over 4,000 video stories each month. We also supply the data that powers the financial markets. We offer insight into the markets by creating polls, analytics, indices and composite prices. We aggregate price information collected from contributors for many asset classes and we distribute trade data published by exchanges and other trading venues.

We add unique value to all this content by organising and labelling it within our data model, a framework which makes it easy for our customers to use the data within their own software applications.

Reuters Group PLC Annual Review 2006

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Our challenges	Business review	09

Our ‘risk radar’, reviewed by
the Board, captures key external
and internal risks that could affect
Reuters ability to reach its full
potential and the actions and
plans in place to mitigate them.

Risk	Impact	Action

Financial markets are cyclical.	Downturn in the financial markets could make it more difficult for us to achieve our financial goals.	•	Diversify revenues through emphasis on Core Plus.
		•	Prioritise initiatives that help customers achieve greater efficiency through business automation.
See ‘Our strategy’ on page 4; ‘Enterprise’ on page 19.

The financial services industry is undergoing rapid structural and regulatory evolution.	We need to keep pace with structural changes if we are to maintain a strong market position.	•	Continue to develop Core Plus electronic trading initiatives.
		•	Implement services which address MiFID and Reg NMS requirements.
		•	Monitor industry shifts closely.
		•	Engage with customers’ strategies and ensure that our own strategy remains aligned with theirs.
		•	Launch FXMarketSpace with CME.
		•	Experiment with new business models within our Innovation portfolio.
See ‘Our markets’ on pages 6 – 7; ‘Our business divisions’ on pages 18–21; ‘Our strategy’ on page 4.

The integrity of our reputation is key to our ability to remain a trusted source of news and information.	We need to protect our brand in order to sustain our credibility as a neutral supplier of content.	•	Set appropriate ‘tone at the top’ from senior management.
		•	Provide training on ethics and Reuters Trust Principles.
		•	Enforce clear accountability.
		•	Ensure regular Board review.
See ‘Interview with the Chairman’ on pages 22– 23.

Our customers demand high levels of service to help them perform effectively.	We need to anticipate and respond to our customers’ needs if we are to improve our competitiveness.	•	Measure and monitor service levels.
		•	Execute service improvement and content quality plans.
		•	Continue to promote a service-driven culture.
		•	Complete investments in data centre and capacity improvements.
See ‘Our strategy’ on page 4; ‘Our resources’ on page 8.

We have both revenue growth and simplification programmes underway.	We must ensure that we can resource and complete both our revenue growth and simplification initiatives so that we can achieve our financial targets.	•	Monitor progress closely at Board and Group Leadership Team level (GLT).
		•	Prioritise resources for strategic programmes.
		•	Monitor the changing nature of our business by using fewer, larger processing venues.
See ’Interview with the Chairman’ on pages 22 – 23

Continuing to drive cultural change and attract and develop talented individuals is key to our success.	Without the necessary skills and a faster, more responsive company culture, we will find it difficult to achieve our corporate potential	•	Keep our hiring and development plans in focus.
		•	Monitor performance, employee demographics and turnover.
		•	Align the achievement of organisational objectives more closely with remuneration.
See ‘Our resources’ on page 8; ‘Interview with the Chairman’ on pages 22–23; ‘Summary remuneration report’ on pages 30 – 33.

Reuters Group PLC Annual Review 2006

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10	Chairman’s statement

The continuous and rapid evolution of our markets means we must become even more agile to sustain a competitive edge.

When change is a constant, adaptability carries a premium. A stronger Reuters has emerged from a period of fundamental change – in our products, in how we serve our customers and in how we are organised. But the continuous and rapid evolution of our markets means we must become even more agile to sustain a competitive edge. Greater focus and radical simplification are crucial objectives for 2007. I am confident that Tom Glocer and his team, in partnership with the Board, will address these challenges efficiently.

In the same way companies must evolve with their markets, business must evolve with society. Globalisation has driven unprecedented wealth creation, but not without a price. Political, economic, social and environmental imbalances threaten global stability and the very conditions that have allowed global business to flourish.

Society expects business to assume greater responsibility towards people and the communities in which it operates. It is entitled to expect business leadership that combines optimum returns for shareholders with responsibility for social and environmental performance. Companies are unlikely to succeed if society fails.

The Board must bring an external perspective to the company. To do so, the Board must reflect the diversity of the society in which the business operates. I am proud of the range of experiences and backgrounds represented on the Reuters Board. In 2006 we announced that Nandan Nilekani, CEO of Infosys, would join the Reuters Board in January 2007.

Equally, the Board must continually scan the external horizons. In 2006, the Board and executive management met in Palo Alto, California to gain a first-hand understanding of new technology trends and evolving business models. High-performing boards need to evaluate their own performance. Last year we completed a comprehensive Board effectiveness review, and implementing the recommendations is an important objective for 2007.

The Reuters Trust Principles are at the heart of our responsibility to society. They commit us to independence, integrity and freedom from bias in the gathering and dissemination of news and information. Guided by these principles, I am confident we can provide the growth our shareholders expect, and fulfil the role society demands. They also attract and motivate the outstandingly talented people we need to build our future.

Niall FitzGerald
Chairman

Reuters Group PLC Annual Review 2006

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Business review 11

The speed of change

Being on top of and responding to fast-paced change requires agility and imagination.

This page: The space shuttle Discovery sits on the launch pad at The Kennedy Space Center. (Photographer: Rick Wilking)

Reuters Group PLC Annual Review 2006

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12	Speed of change in the financial world

13 July 2006

Speed is the hallmark of today’s global financial markets. Driven by new trading technologies, new regulations and rapidly shifting market structures, markets are creating and consuming more information at an ever-increasing rate.	Rising tension in Middle East The first rocket attacks on the Israeli city of Haifa heighten fears about global security and energy supply.	Reuters is first with the news The story spreads across our networks to trading rooms worldwide; markets react swiftly.

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Business review	13

Crude oil prices soar Oil surges to a high of $78 a barrel on worries about supply disruptions.	Stocks fall while bonds rise Stock markets around the world rapidly begin to slide as ‘safe haven’ assets such as US treasury bonds climb.	Pump prices increase Fuel prices in several European countries are driven to record levels.

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14	Speed of change in the media world

05.45 a Reuters journalist takes photos of children orphaned by the earthquake that devastated the city of Muzaffarabad, demonstrating the widespread destruction 05.51 the photos arrive at Reuters newsdesk 06.03 images of children appear on a website in India 06.30 an image appears on 22 sites globally 06.42 a Canadian blogger questions the speed at which the aid is reaching the victims of the disaster 08.03 six more blogs appear expressing their concerns over the humanitarian crisis in Kashmir 08.15 Reuters quotes a Pakistani minister asking for an extra $800 million to cover reconstruction costs a year on from the earthquake 08.45 the story is reported in newspapers and online, and is broadcast worldwide.

Reuters Group PLC Annual Review 2006

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Business review	15

As the commingling of professional and amateur content re-shapes the media world, Reuters journalists continue to bring something extremely important to each story they cover. They sift through the facts, provide perspective and give context. They are committed to an editorial code and brand that stand for independence, integrity and freedom from bias.

See Tom Glocer’s article,
‘When media worlds collide’
at about.reuters.com/reports/ar2006

“We can see that the pipe of news content is now flowing in both directions. It ought to be possible to integrate professional journalism with user-generated content in a valuable way for our audiences.”
Tom Glocer, CEO, Reuters

Reuters Group PLC Annual Review 2006

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16	Speed of change in Reuters

And to keep ahead of the game
we have to transform ourselves
constantly. This requires bold thinking
and smart execution.

Nandan M. Nilekani, CEO, Infosys and Non-executive director, Reuters, gives his perspective on the opportunities and challenges presented by globalisation.

Over the last few years, Reuters has simplified and refocused its business. It has opened content centres in Bangalore and Gdansk. It has shifted development to Bangkok and Beijing. And it has increased its focus on growth markets such as India, China, the Middle East and Eastern Europe.

Opposite page: A bird flies
past a giant globe-shaped
building in Shanghai, China.
(Photographer: Aly Song)

Global markets, global talent
Developing countries have become more credible players in the global economy, together contributing more than half the global gross domestic product. It is a much larger economic world, with more places to do business, and also more competition.

In addition to new customers, there is a new pool of skilled workers in emerging economies. Ten years ago, few of these groups were part of the global workforce. The global distribution of revenue (customers) and costs (talent) is changing, and companies have no choice but to hire a more diverse, global workforce. This will be easier because the world is increasingly wired.

Increases in technology and regulations
As the cost of technology has plunged dramatically, its usage has soared. Emerging nations are leaping past the 20th century and landing squarely in the 21st. In four years, China will have more broadband connections than there are US households.

As large new populations gravitate toward the information highway, there are new expectations for information security and privacy, cutting across geo-political boundaries and leading to a plethora of regulation. High-profile regulations such as Markets in Financial Instruments Directive (MiFID) in Europe and Regulation NMS in the US will bring about sweeping change in the way companies like Reuters look at their business models and revenue streams.

These changes will require bold thinking and smart execution to operate successfully in the years ahead.

Together, these trends – emerging economies, shifting demographics, increasing technology and proliferating regulations – are flattening the business landscape.

New challenges
Most companies now recognise the new challenges arising from these trends: in particular, the increasing competition, especially from industries and geographies previously considered insignificant.

Reuters trading business is facing challenges from competition and changes in business models. Exchanges are being ‘democratised’, with regulation levelling the playing field, making location almost irrelevant. In the US, market regulations are driving some investors to other continental exchanges, causing a structural shift in revenues. In addition, as the types of instruments traded on exchanges rise and transactions across countries and markets rise, there is a need for new kinds of information, tools and solutions.

Progressive, innovative companies are adopting new strategies to address such new opportunities and challenges. I believe that companies who want to win in this flattening world must shift their operational priorities to make the most of the new opportunities available to them.

Reuters Group PLC Annual Review 2006

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Business review	17

Operational shifts
Reuters has already taken significant steps in this direction. It is moving software development to Bangkok and Beijing, working to consolidate data centres from 250 down to 10 by 2010, and planning to move to a common technology platform. It is increasing capacity and efficiency through new content management centres in Bangalore and Gdansk.

Further, by focusing on the needs of markets such as India, China, the Middle East and Eastern Europe, Reuters is ensuring that it stays relevant to these growth markets.

These operational shifts are positioning Reuters well for future growth and profitability. Reuters DataScope products, which enable computers to use real-time information for algorithmic trading, are an example of innovative use of technology to meet the needs of the more demanding financial services industry.

As its current IT-related initiatives evolve into comprehensive global sourcing capabilities, Reuters will benefit from improved cost and efficiency. With the increase in competitive intensity, the ability to respond quickly to changing customer behaviour will rise correspondingly. Companies have to focus on drawing market and operational insights from information collected from their operations and those of their partners.

Accessing the global talent pool
Equally important, its recent global initiatives also enable Reuters to access the global talent pool. This last point is especially important as industry after industry has shown that as global locations (such as Asia) become global operations centres for certain activities and functions, a greater proportion of the innovation comes from the same regions. Investment in global talent pools today paves the way for tapping them for product and process innovation in years to come.

As markets become increasingly price-driven, rapid innovation is the key to customer loyalty.

Reuters has made substantial strides in becoming more focused and efficient. The global trends driving the business world are still in full swing. Over the next few years, as these trends further affect the business landscape, only companies that shift their operational priorities will win in the flat world.

Rapid
innovation
is the key
to customer
loyalty.

Reuters Group PLC Annual Review 2006

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18	Our business divisions

Sales & Trading Growth in
electronic trading is changing the
dynamics of the trading floor.

2006 revenue
£1,690m

Share of group total
66%

Sales & Trading contributed 66% of our revenue in 2006. The division sells prices, news and trading tools for market professionals active in the foreign exchange, fixed income, equities and commodities markets.

Our products
Reuters 3000 Xtra provides in-depth coverage of international markets. It offers news, data, charts, analysis tools and trading services.

Reuters Trader is used by traders and salespeople who focus on regional markets or single asset classes.

Reuters Dealing is an electronic trading service used by banks to trade currencies.

Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges are our new electronic trading products.

Highlights
•	Our premium desktop product, Reuters 3000 Xtra, continued to drive revenue growth in Sales & Trading in 2006. This growth was fuelled by favourable market conditions, customer upgrades from older products, customer demand for access to our new trading products (delivered over Reuters 3000 Xtra) and new sales into areas such as the fixed income credit derivatives markets.

•	Reuters Dealing benefited from an active global foreign exchange market, selling well in emerging markets and to hedge funds.

•	Growth in Reuters Trader for Commodities reflected volatile energy and commodities markets.
•	Reuters Trading for Foreign Exchange saw very encouraging growth in the number of trades, while Reuters Trade Notification Service, which enables foreign exchange brokers and their clients to exchange post-trade messages, is beginning to establish itself as an industry standard.

Financial performance
Sales & Trading revenue rose £77 million to £1,690 million in 2006. Operating profit for the division was £174 million, up 13%, reflecting lower restructuring charges in 2006 than 2005. Trading profit was £214 million, a decline of £26 million. This reflected significant investment in our Core Plus initiatives such as transactions services and in new customer administration systems, balanced to some extent by operating efficiencies across the division. We expect these initiatives to deliver further revenue growth and higher profitability in 2007 and beyond.

Reuters Group PLC Annual Review 2006

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Business review	19

Enterprise Helping our customers
to automate their businesses.

2006 revenue £408m
Share of group total 16%

Our clients want to grow their revenues and cut costs through increased business automation. Our Enterprise division can help them by providing systems that manage data, and the data that flows through them. The division contributed 16% of our revenue in 2006.

Our products
Reuters DataScope provides real-time, historical and reference data in machine-readable format.

Reuters Datafeed Direct provides ultra high-speed connections direct to exchanges.

Trade and Risk Management systems help banks monitor their exposure to trading risk.

Reuters Market Data System (RMDS), our flagship information management system, is a content distribution network that enables banks to deliver data into a variety of financial systems.

Highlights
•	Enterprise information products, such as DataScope and Reuters Datafeed Direct, saw strong growth. Financial services customers are using more data as their investment funds valuation systems and their understanding of risk become increasingly sophisticated.

•	Growing demand for business automation helped to increase revenues from our Trade and Risk Management products. We launched Kondor+ Trade Processing, which helps clients to manage their trade flow efficiently, and we acquired Application Networks, a risk software provider specialising in financial derivatives. Although its contribution to revenues in 2006 was small, it has a strong pipeline for 2007.

•	We saw lower revenues from information management systems as we moved smaller clients onto alternative internet-delivered Reuters products, and withdrew from selling hardware. The majority of customers have now been upgraded to RMDS, and its widespread use as a platform for distributing information throughout customers’ infrastructures is of key strategic importance to Reuters. New Core Plus products such as Reuters Wireless Delivery System and Reuters Tick Capture Engine started to bring in revenue in 2006 and are expected to make a larger contribution in 2007.

Financial performance
Enterprise revenue grew £23 million to £408 million in 2006. Operating profit for the division increased slightly to £79 million, reflecting lower restructuring charges than in 2005. Trading profit was £85 million, a decline of £9 million. This reflected investment in our Core Plus initiatives such as Reuters Datafeed Direct, Reuters Datafeed Tick History, Reuters Tick Capture Engine and Reuters NewsScope.

Reuters Group PLC Annual Review 2006

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20	Our business divisions

Research & Asset Management
Giving our customers competitive
advantage with high-value content
and insight.

2006 revenue £298m

Share of group total 11%

Our Research & Asset Management division, which contributed 11% of our revenue in 2006, provides high-value content and insight to the investment banking, investment management, corporate and wealth management communities.

Our products
Reuters Knowledge provides in-depth company data and research.

Reuters Wealth Manager is a flexible, broad financial information service.

Lipper provides high-quality investment fund performance data.

19,000 users
of Reuters
Knowledge
worldwide.

Highlights
•	Sales of Reuters Knowledge continued to grow strongly in 2006, with user numbers rising by 3,000 to take the total to 14,000. The high quality of our data on companies and our in-depth information on emerging markets such as China and India were key to this growth.

•	The division’s management team continued to restructure the unprofitable low-tier Wealth Management desktop products business, which limited revenue growth. However, demand grew among Wealth Management customers for customisable feeds of investment information and for Lipper data, which now covers over 7,000 funds. There was a strong focus during the year on simplifying the Wealth Management business in order to move it closer to profitability. This will remain a key theme in 2007, as we begin to move existing Wealth Management products onto a single global platform.
•	Early client testing is underway for a new primary research service that offers high-value content, both from Reuters industry sector specialists and respected third-party content providers. Healthcare and technology are the first sectors to be covered.

Financial performance
Research & Asset Management revenue increased 15% to £298 million in 2006 and the division made progress towards profitability. Operating losses fell £23 million to £12 million, reflecting lower restructuring charges than in 2005. Trading losses were £7 million, an improvement of £11 million over 2005. The division made substantial investments in high-value content and in enhancements to Reuters Knowledge.

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Business review	21

Media We are the world’s largest
multimedia news agency.

2006 revenue £170m

Share of group total 7%

Our Media division serves publishing and broadcasting customers and growing online audiences through our consumer websites. The division contributed 7% of our revenues in 2006.

Our media services
Text, pictures and video for publishers and broadcasters.

News and financial information delivered online and via mobile and interactive TV to individual consumers. These services generate advertising revenues mainly from the reuters.com family of websites.

Highlights
•	Our journalists continued to deliver unrivalled breadth and depth in their news coverage in 2006, giving customers a competitive edge with market-moving scoops, such as the Chinese Central Bank’s signal in November that they were thinking of diversifying their foreign exchange reserves.
•	Our photographers won an array of awards, including a number of prizes at the prestigious World Press Photo contest: Reuters photographer Akintunde Akinleye’s photo (above) of the aftermath of a gas pipeline explosion near Lagos, Nigeria, was first prize winner in the Spot News category at the 2007 awards.

•	As publishers and broadcasters looked to control their editorial costs, new sales opportunities opened up for our agency business. This was reflected in strong subscription sales of our TV services, particularly in the Middle East and in Central and Eastern Europe, and through increased use of the Reuters Pictures Archive.

•	We inform consumers directly through 18 regional editions of our consumer website. These attracted nearly 17 million visitors worldwide each month. Our websites generate revenues mainly through advertising.
•	We opened a news bureau in Second Life, the online community, which generated considerable interest (see reuters.com/secondlife).

•	A new platform for our consumer websites, launched in early 2007, will improve performance, providing greater interactivity through the use of blogs and better linking of stories.

Financial performance
Media revenue grew £17 million to £170 million in 2006. Operating profit for the division increased to £15 million, as a result of lower restructuring charges than in 2005. Trading profit fell £2 million to £16 million, reflecting investment in our Core Plus initiatives to capitalise on the high-growth potential of interactive media services.

Reuters Group PLC Annual Review 2006

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22	Interview with the Chairman

The strength of the Group’s corporate values, its reputation and its ability to deliver a successful business depend in part on the effectiveness of its corporate governance system.

The Role of the Board – Niall FitzGerald, Chairman, in discussion with Rosemary Martin, Reuters General Counsel and Company Secretary

Rosemary: Niall, when you became Chairman of Reuters in 2004 you proposed a set of principles to guide the Reuters Board. Why did you do that and what are they?

Niall: The Board needed to refine how it worked together. The company was in transition from survival to restructuring, and preparing for a new phase of growth. Board membership, style and focus needed to change to be responsive to the challenges ahead. We needed a dialogue around the Board table about our role and how we could work together more effectively. We agreed some working principles, such as limiting formal presentations and our desire for short and sharp Board papers. We needed our time and energy deployed on a few forward-looking issues of real substance.

Rosemary: You say the principles are not a strict set of rules and yet you are adamant that Board papers are kept concise and that Board time is not consumed by formal presentations. Why is this so important to you?

Niall: Board time is limited and we have to use our time smartly. Formal presentations constrict dialogue and put walls around an issue. The deal is that executives and advisers coming to a Board meeting can assume that the Directors have done their pre-reading and so there is no need to go over the background and the facts. These are communicated in advance of the Board discussion. It is good discipline to be concise, distilling issues to their essence. No guff. Just the issues.

But we can do better, so this year we’ve been working on improving the quality of information that the Board receives, in part in response to comments in the 2005 Board effectiveness review. We’ve refined the monthly performance report to make it less dense, more sharply focused and forward-looking. We still have some way to go.

Rosemary: Looking back over 2006 what were the main areas of attention for the Reuters Board?

Niall: In 2006, beyond ‘business as usual’ items such as monitoring financial and operational performance, succession planning and approving the budget and plan for the year ahead, we focused on a number of significant initiatives. These included the creation of FXMarketSpace, acquisition of Application Networks Inc, disposal of Reuters interest in Factiva and negotiations with the trustees of Reuters two UK final salary pension schemes to substantially fund the pension deficit. We also examined our preparedness for any significant interruption to business, such as a flu pandemic, and reviewed an incident in which Reuters inadvertently published a photograph that had been digitally manipulated by a freelance photographer working for us in Beirut.

The Audit Committee was very busy with Sarbanes-Oxley and preparations for compliance with section 404 of the Act. They briefed the full Board regularly.

In June the Board met in Palo Alto, California to discuss strategy. Stepping outside our norms gave us the chance to spend more time with the executive management team and together consider new developments in technology and business models. The visit reinforced the importance of continuous innovation and creative partnerships. As Asia is a growing source of technological innovation, and we are focused on growing our business across this region, the Board is planning to visit Asia during 2007.

Rosemary: This leads us to the question of how you ensure the Reuters Board has the right mix of directors to lead Reuters in the first decade or so of the 21st century?

Niall: I chair the Nominations Committee which includes Dick Olver and Ian Strachan. We meet to review the structure, size and composition of the Board. We have a view as to the ideal blend of experience and expertise. These include financial services, technology, media, government and regulatory affairs, general commercial acumen, a mix of geographic experience, knowledge of Reuters industry sectors and an understanding of our customers.

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Governance	23

“Good governance should be a powerful fuel for growth. I want Reuters to use the principles of good governance in this way.” Niall FitzGerald

We identify which specific skills and experiences individual directors have and we look for any gaps. In 2005 we agreed it would be advantageous to add a Director who is currently a chief executive and with extensive knowledge of business in Asia and of technology. We were delighted when Nandan Nilekani, one of the founders of Infosys, agreed to join Reuters Board from 1 January 2007.

In addition the Nominations Committee has to ensure there are robust succession plans for Board Committees. During the year Dick Olver said he wanted to step down from the chairmanship of the Audit Committee, a role he had filled with distinction since 2000. I discussed with Board colleagues the appointment of Lawton Fitt as his successor and this was unanimously approved by the Board in October. Continuity will be provided as Dick will remain a member of the Audit Committee. He is also remaining Reuters Senior Independent Director.

Rosemary: What about succession planning for senior executive roles during 2006? There have been several changes in the senior executive team in the last year. What is the Board’s role in relation to this?

Niall: It’s the Chief Executive’s responsibility to ensure the best senior executives are appointed to help him manage the company’s business. For many roles the talent already exists within our ranks – for example, it was pleasing to see the promotion of Mark Redwood to become

Head of the Sales & Trading Division, Michael Peace to Head of the Research & Asset Management Division and David Schlesinger to Editor-in-Chief. It is also important to bring in new talent to the firm.

Last year Stephen Dando joined as Group HR Director from the BBC, Roy Lowrance as Chief Technology Officer from Capital One, Gerry Campbell as Global Head of Search and Strategic Development from AOL, and Lee Ann Daly as Chief Marketing Officer from ESPN. In March, David Craig joined us from McKinsey as Group Strategy Director.

The Board’s role is to oversee the quality of management and the processes for finding and developing outstanding talent. We do that by meeting regularly with managers below Board level and by reviewing twice a year the succession plans and talent management process. In 2006 it was agreed that Board members would each mentor one or more high-potential executives.

Rosemary: One of the principles you have articulated for the Board is the requirement to maintain “a governance framework that facilitates substance and not merely form”. What do you mean by this?

Niall: ‘Governance’ is much discussed but often poorly understood. The directors must act in the long-term interests of shareholders. We will not be serving our shareholders well if we become myopically focused on governance in a ‘box ticking’ way and fail to look at the wider picture of how to capture and build sustained shareholder value. We need to use sound governance tools –proper internal controls and processes, a full understanding of risk, a rigorous approach to performance management, insistence on transparency and integrity – to help us create a high-performing company. Good governance should be a powerful fuel for growth. I want Reuters to use the principles of good governance in this way.

Rosemary: One final question: at the end of 2006 the new Companies Act was introduced in the UK. Although it will take a while for the new law to be implemented in full, do you see it as requiring any major changes to the way Reuters Board operates today?

Niall: A great deal will be written and spoken about the implications of the new Companies Act for UK companies. There has already been much discussion about the new requirement for directors to have regard in their decision making to the environment and the interests of employees. All well-run companies focus on these and other issues which are key to sustainable business performance. The Companies Act is about codifying existing best practice into law. Provided it is applied sensibly, little will change inside the boardrooms of high-performance companies. But let’s see what happens – and please, no more boxes to tick!

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24	Corporate responsibility

Corporate responsibility is integral to our business practices and our working life.

Highlights of 2006
•	Developed an ethical supply chain code for use with our suppliers

•	Developed mentoring programmes and affinity groups to raise awareness of diversity issues

•	Raised employee participation in Community Events Week to 18%

•	Raised awareness of environmental issues with customers through our reporting and with employees through Green Week

Above left: An earthquake survivor holds a sick child in a camp in Kashmir. (Photographer: Goran Tomasevic)
Above right: Reuters photographer Ahmad Masood in discussion with participants at workshop organised by Reuters Foundation, in Kabul, Afghanistan.

We steer our corporate responsibility strategy through our Corporate Responsibility Advisory Board (CRAB). Comprising customer, supplier, investor, employee and community representatives, it is chaired by our General Counsel and Company Secretary, who represents corporate responsibility on the GLT and to the Board. We are included in the Dow Jones Sustainability Index, the FTSE4Good Index, the Ethibel Sustainability Indices and the Ethibel Pioneer Investment Register. Reuters Hong Kong has been accredited with ‘Caring Company’ status for the third year running by the Hong Kong Council of Social Service.

Find more information about our corporate responsibility programme on our website about.reuters.com/csr

Employees
We have extensive fair employment practices in place and, with the support of our Global Diversity Advisory Council, chaired by the CEO, we are working to make Reuters an increasingly inclusive company. In 2006 Reuters was awarded the Disability ‘Two Ticks’ symbol in the UK, which recognises our commitment to the employment, retention, training and career development of disabled employees.

At our Bangalore Business Service Centre we started to work with Enable India, an organisation that helps people with disabilities to find jobs. We support the principles incorporated in South Africa’s Broad-Based Black Economic Empowerment Act of 2003. We have a plan in place to achieve full compliance with all aspects of the Act, including employment equity, skills development, preferential procurement, enterprise development and corporate social investment.

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Governance	25

In 2006 our employee engagement survey included questions on corporate responsibility for the first time, and recorded a very positive response. We also saw strong scores on items related to the company values: “I fully support the values for which Reuters stands” (90% favourable response), “I am proud to be associated with Reuters” and “Reuters provides a working environment that is accepting of ethnic differences” (both 89% favourable response).

Community
We support a variety of community initiatives and charitable causes through the work of Reuters Foundation and the volunteering efforts of our employees around the world. Reuters Foundation (foundation.reuters.com) focuses on areas where our expertise in information gathering and communications can be put to use in ways that will benefit the communities in which we operate across the world. During the year, the Foundation offered training opportunities to journalists and humanitarian workers from all over the world.

In February 2006 Reuters became a member of the Global Business Coalition on HIV/AIDS, an organisation that aims to increase the range and quality of business sector AIDS programmes in the workplace and in the community. To build on our work in this area, Reuters Foundation ran its fourth annual workshop on HIV/AIDS reporting. Reuters Foundation also hosted a panel debate in London looking at the role of the media in keeping the spotlight on HIV/AIDS.

Reuters AlertNet (alertnet.org), our humanitarian news network, aims to keep relief professionals and the wider public up to date on humanitarian crises around the globe. MediaBridge, a project designed to improve news coverage by providing online training for reporters and detailed briefings on countries and issues, was launched in July 2006. It is jointly funded by the Department for International Development.

Charitable donations in 2006

£1.8m

Above: Workers hang ribbons from cranes in Cape Town harbour to commemorate World Aids Day. (Photographer: Mike Hutchings)

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26	Corporate responsibility continued

All employees can take one day of company time each year to engage with community groups. Employees benefit from developing their team-building and leadership skills with their colleagues while providing valuable community support. Reuters continues to support house-building programmes run by Habitat for Humanity, with employee volunteers travelling to Sri Lanka, India, New Orleans and South Africa since the start of 2006.

More information about Reuters Foundation programmes is available at foundation.reuters.com and alertnet.org

Environment
We are classified by Ethical Investment Research Services (EIRIS) as belonging to a sector with low environmental impact. We understand that while our products have a low environmental footprint, our responsibilities lie in managing our facilities and raising employee awareness of environmentally friendly choices at work, at home and when travelling. We held our Green Week event, designed to inform employees about environmental issues, in 18 locations in 2006.

During 2006 we worked with an independent environmental consultancy to identify the indicators we should track in order to measure our environmental impact. They highlighted measures relating to electricity and water consumption, waste and carbon dioxide production, and paper buying. In 2007 we are implementing an environmental management system to monitor data from our key office and data centre locations.

We recognise that our business air travel affects the environment. In 2006 we reduced it by 10% and wherever possible we use alternatives, including videoconferencing and teleconferencing. In 2007 we will pilot the use of carbon offsets for air travel by some of our global teams.

Our business also plays a role in effectively disseminating information about the environment. We have a network of journalists who are an authoritative source on environmental issues, focusing specially on such things as global warming and population growth.

We have signed up to the climate change initiative led by Swedish energy company, Vattenfall (see vattenfall.com). By engaging with thought leaders in this area we are aiming to increase our understanding of alternative resource-efficient technologies such as virtualisation*. There may be a role for these in the operation of our data centres as they account for a significant proportion of our overall energy use.

*	A technology that enables multiple computers to operate as a single entity, increasing their efficiency.

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Governance	27

Our business plays a role in effectively
disseminating information about the
environment. We have a network of
journalists who focus on such things as
global warming and population growth.

Opposite page: A woman walks with her bike near Amsterdam’s Central Station. (Photographer: Koen van Weel)
This page, far left: Wind turbine on Brooklyn Hill in Wellington, New Zealand. (Photographer: Anthony Phelps) Top right: Emergency World Food Programme supplies being unloaded in the town of Tahoua, Niger. (Photographer: Finbarr O’Reilly) Bottom right: An Indian farmer talking on her mobile phone.

Marketplace
To increase awareness among our end users of the latest developments in our product range, we invite customers to a ‘brightspot’ travelling showcase in cities around the world.

Our Innovation programme, launched in December 2005, looks for opportunities for Reuters to reach new customers in new markets. During 2006 it funded the development of several new projects, including Reuters Market Light, a service for rural farming communities. Via their mobile phones, farmers receive accurate local pricing for their goods together with weather information that influences their harvesting patterns and hence the price they can get for their goods at market. An early version of the service is being piloted in northern India.

As a company we are committed to developing relationships with suppliers whose standards are as high as our own. In September 2006 we launched our supply-chain ethical code which forms the basis of our agreement with suppliers. Based on the recognised and well-regarded Ethical Trading Initiative Base Code, our code endorses expected standards of behaviour and enables us to drive our commitment to ethical and environmental improvements and demonstrate a reduced risk through our global supply chain. We will require non-compliant suppliers to comply with the code within a reasonable time and will work with them to help this.

We continue to provide information to our investors through meetings, presentations and briefings and through our investor website at about.reuters.com/investors.

Our 2007 objectives
•	Embed our supply-chain ethical code into our day-to-day sourcing activities

•	Raise employee participation in community programmes to 20% worldwide by focusing on staff development opportunities and environmental causes

•	Extend best-practice health-and- safety and family-friendly policies to our operations worldwide

•	Implement our new environmental impact monitoring system and collect data that we will report on for this year and onwards

•	Publish a document for employees and external audiences which explains Reuters approach to corporate responsibility

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28	Directors

01

02

03

04

05

06

01 Niall FitzGerald, KBE
02 Tom Glocer
03 David Grigson
04 Devin Wenig
05 Lawton Fitt
06 Penny Hughes

07

08

Nominations Committee
Niall FitzGerald, Chairman
Ian Strachan
Dick Olver

Audit Committee
Lawton Fitt, Chairman
Dick Olver
Ken Olisa
Nandan Nilekani

Remuneration Committee
Ian Strachan, Chairman
Penny Hughes
Ed Kozel

09

07 Ed Kozel
08 Sir Deryck Maughan
09 Nandan Nilekani
10 Ken Olisa
11 Dick Olver
12 Ian Strachan

10

11

12

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Governance	29

Directors
Niall FitzGerald, KBE, Chairman
Chairman of the Nominations Committee. He is Chairman of the Nelson Mandela Legacy Trust (UK) and Chairman of the Board of Trustees of the British Museum. Niall co-chairs the Investment Climate Facility (ICF) for Africa and is a Trustee of the Leverhulme Trust. Niall chairs the International Business Council of the World Economic Forum and is a Member of the World Economic Forum Foundation Board. He is a member of various advisory bodies, including the President of South Africa’s International Investment Advisory Council, the Advisory Board of Tsinghua University and the Advisory Board of Spencer Stuart. He is a Senior Advisor to Morgan Stanley International. His past appointments include: Chairman of the Conference Board (2003–2005) and Co-Chairman of the Transatlantic Business Dialogue (2004–2005), Non-executive director of Merck (2000–2003), Ericsson (2000–2002), Bank of Ireland (1990–1999) and the Prudential Corporation (1992–1999), President of the Advertising Association (2000–2005). Age 61.

Thomas (Tom) Glocer, CEO
Previously CEO of Reuters Information (2000) and President and Senior Company Officer, Reuters America (1998–2000). Appointed CEO, Reuters Latin America in 1997 after serving in Reuters legal department from 1993. Formerly practised law in New York, Paris and Tokyo with Davis Polk & Wardwell. Member of the Corporate Council of the Whitney Museum, The Madison Council of the Library of Congress, the Leadership Champions Group (Education) of Business in the Community, The Advisory Board of the Judge Institute of Cambridge University and The Corporate Advisory Board of the Tate. Former Non-executive director of Instinet Group. Age 47.

David Grigson, CFO
Joined Reuters in August 2000 from Emap PLC where he was Group Finance Director and Chairman of Emap Digital. He is a qualified chartered accountant. David sits on the Implementation Board and Culture Board of Legacy 2020. Formerly held senior finance roles in the UK and US at Saatchi and Saatchi PLC (1984–1989). Held a number of financial positions at Esso UK (1980–1984). Former Non-executive director of Instinet Group and former Chairman of Radianz. Age 52.

Devin Wenig, COO
Previously President, Business Divisions (2003–2006). President, Investment Banking & Brokerage Services (2001–2003). Joined Reuters in 1993 as corporate counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Also a Non-executive director of Nastech

Pharmaceutical Company and a former Non-executive director of Instinet Group. Age 40.

Lawton Fitt, Non-executive director
Chairman of the Audit Committee. Non-executive director of CIENA Corporation and Citizen Communications. Senior Adviser and Member of the Board of Advisers at GSC Partners. Director and Trustee of Reuters Foundation. Previously a Partner and Managing Director of Goldman Sachs Group Inc. Trustee of several not-for-profit organisations including contemporary arts centres in New York and Berlin. Former Secretary (Chief Executive) of the Royal Academy of Arts. Age 53.

Penelope (Penny) Hughes,
Non-executive director
Member of the Remuneration Committee. Non-executive director of The GAP Inc., Skandinaviska Enskilda Banken, Home Retail Group PLC, Molton Brown Limited and a Member of the Advisory Board of Bridgepoint Capital. Former President, Coca Cola Great Britain and Ireland. Former Non-executive director of Bodyshop International PLC (1994–2000), Enodis PLC (1996–2001), SC Johnson (2002–2004), web-angel (2000–2003) Trinity Mirror PLC (1999–2005) and Vodafone PLC (1998–2006). Age 47.

Edward (Ed) Kozel, Non-executive director
Member of the Remuneration Committee. Chief Executive of Skyrider. Also a Non-executive director of Yahoo and NeTwork Appliance. Former Non-executive director of Cisco Systems Inc. (2000–2001), where he worked from 1989–2000 in a number of roles, including Chief Technology Officer and Senior Vice President for business development. Also a former Non-executive director of Tibco Software Inc. (2000–2001) and Narus Inc. (1999–2003). Before 1989 he worked with SRI International in California. Age 51.

Sir Deryck Maughan, Non-executive director
Managing Director of Kohlberg Kravis Roberts & Co. and Chairman of KKR Asia. He was formerly Chairman and CEO of Citigroup International and Salomon Brothers Inc. He is a Non-executive director of GlaxoSmithKline plc and BlackRock Inc as well as serving on the Boards of Directors of Carnegie Hall, Lincoln Center and NYU Medical Center. He served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Age 59.

Nandan Nilekani, Non-executive director
Member of the Audit Committee. Chief Executive of Infosys, a world-leading provider of IT consulting and services, since March 2002. Nandan was one of the founders of Infosys and has served as a director of the company since 1981. He is a Member of the World Economic Forum Foundation Board, Vice-Chairman of The Conference Board, member of

The National Knowledge Commission (India), member of The National Advisory Group on e-commerce, Co-Chairman of the IIT Bombay Heritage Fund and a Member of the Board of Governors of IIT Bombay. Former Chairman of the Government of India’s IT Task Force for the Power Sector, former Member of the sub-committee of the Securities and Exchange Board of India and former member of the Reserve Bank of India’s Advisory committee on Corporate Governance. Age 51.

Kenneth (Ken) Olisa, Non-executive director
Member of the Audit Committee. Founder and Chairman of Restoration Partners Limited and a Non-executive director of BioWisdom and Open Text Corporation. Former Chairman (2000–2006) and CEO of Interregnum plc, which he founded in 1992. He worked for Wang Laboratories (1981–1992) and was General Manager of Wang Europe, Africa and the Middle East (1990–1992). His career began at IBM (1974–1981). Former Non-executive director of various information technology companies and former Postal Services Commissioner. He is a Liveryman of the Worshipful Company of Information Technologists, a Fellow of the British Computer Society, Chairman of homeless charity, Thames Reach, a Governor of the Peabody Trust and a Director and Trustee of Reuters Foundation. Age 55.

Richard (Dick) Olver, Non-executive director
Member of the Audit Committee; Member of the Nominations Committee and Senior Independent Director. Chairman of BAE Systems PLC since July 2004. He worked for BP PLC and was Deputy Group Chief Executive (2003–2004) and CEO of BP Exploration & Production Division (1998–2002) and former Deputy Chairman of TNK-BP in Russia. A Fellow of the Royal Academy of Engineering and a Member of the Trilateral Commission. A Guardian of New Hall School. Age 60.

Ian Strachan, Non-executive director
Chairman of the Remuneration Committee; Member of the Nominations Committee. Non-executive director of Transocean Inc., Johnson Matthey PLC, Xstrata PLC and Rolls Royce Group PLC. Former Chairman of Instinet Group, former Non-executive director of Harsco Corporation, Deputy Chairman of Invensys PLC (1999–2000) and Chief Executive Officer of BTR PLC (1996–1999). Former Deputy Chief Executive Officer (1991–1995) and Chief Financial Officer of Rio Tinto PLC (1987–1991). Also a former Non-executive director of Commercial Union PLC (1991–1995). Age 63.

Reuters Group PLC Annual Review 2006

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30	Summary remuneration report

Remuneration policy
Summary remuneration report
The Board has overall responsibility for deciding the framework of executive remuneration and its cost. In doing so, it must take account of any recommendations from the Remuneration Committee. Through formal terms of reference, the Board has delegated to the Committee:

•	oversight of the specific remuneration packages for each of the executive directors; and

•	consideration of executive remuneration issues generally, including the use of equity incentive plans, which affect the interests of shareholders.

The Committee consists solely of non-executive directors. The Board has decided that all of them are independent as defined by NASDAQ.

Executive directors
The Remuneration Committee believes that Reuters remuneration policy should be market-competitive, related to business performance and should support the best interests of shareholders. In practical terms, this means that the reward structure for executive directors is designed to attract, motivate and retain high-calibre individuals capable of successful leadership. The Remuneration Committee aims to ensure that the majority of executive remuneration is variable and performance-related, with a significant portion linked to share price performance and delivered in shares. This policy will apply in 2007 and is expected to continue in future years.

This chart shows the relative weight of basic salary, annual bonus and the expected value of equity incentive plans for each executive director in 2006.

As shown in the chart above, approximately three quarters of the reward package for executives is performance-related.

The company’s personal shareholding policy requires each executive director to build and maintain a personal equity stake, worth twice his basic salary, within five years. All executive directors are above or are approaching this level of personal shareholding.

Basic salary and benefits
The main reference point in setting executive directors’ salaries is companies in the FTSE100, other than the five largest and the five smallest companies in this group. These companies have been selected to provide a stable comparator group which is relevant to the company’s position in the market. This group is reviewed annually to confirm that it is still appropriate. Salaries earned in 2006 are shown in the table below:

2006
Salary
£000’s

Tom Glocer	842

David Grigson	469

Devin Wenig	454

Market practice non-cash benefits are provided to executive directors and the Chairman.

Annual performance-related bonus
The Committee sets performance targets annually. Tom Glocer is entitled to a maximum bonus of 150% of base salary and David Grigson and Devin Wenig are each entitled to a maximum bonus of 125% of base salary. The executive directors’ annual bonus potential will remain the same in 2007. For 2006, the performance targets were focused 80% on financial performance (trading profit1, revenue and free cash flow) and 20% on customer satisfaction measures. In

February 2007, the Committee reviewed 2006 performance against the specified targets and decided that the executive directors had earned bonuses of 91% of bonus potential.

The 2006 bonus awards are shown in the table below:

2006
Bonus
£000’s

Tom Glocer	1,149

David Grigson	534

Devin Wenig	516

For 2007, the performance targets will be based solely on financial performance (trading profit, revenue and free cash flow). There is a profit threshold, based on trading profit, below which no bonuses will be paid. The Remuneration Committee reviews the business plan and establishes this threshold each year.

Pensions
All executive directors participate in defined contribution pension arrangements.

Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary. He is entitled to a lump sum death-in-service benefit of four times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a cap of £108,600. He is entitled to a lump sum death-in-service benefit of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Equity incentive plans
Overview: Executive directors and other senior managers are entitled to participate in the share-related incentive schemes operated by the company as detailed below. The Committee reviews the schemes annually to ensure that they reflect best practice and are aligned to the company’s business plan. The Committee has reconfirmed its 2005 decision to continue to operate the Long Term Incentive Plan (LTIP) and the Discretionary Share Option Plan (DSOP) for executive directors. Awards are subject to specific performance conditions. In 2006, the Committee decided to increase the proportion of performance shares and to reduce the number of share options awarded.

LTIP: Reuters has operated the current long-term incentive plan since 1998.
Contingent share awards are made annually to executive directors and to the senior managers who are most accountable for the performance of the company. Before 2006, the vesting of awards was based wholly on Reuters Total Shareholder Return (TSR) relative to other FTSE100 companies. Since 2006 half the award has been based on Reuters TSR relative to other companies in the FTSE100 and half is based on the aggregate level of adjusted profit before tax2 (PBT) achieved over the three-year performance period. These measures were selected because growth in profit is a key element of the company’s long-term strategy and relative TSR provides a market measure of the company’s success in delivering against its strategy. TSR performance is measured independently before being reviewed by the Committee and the Committee reviews the comparator group annually. While endorsing relative TSR as a measure, the Committee recognises that Reuters does not fall naturally into any one of the existing FTSE industrial sectors. The Committee continues to believe that the FTSE 100, rather than one individual sector or a bespoke peer group remains the most appropriate peer group for comparison. In respect of the TSR performance test, no shares vest if Reuters TSR is below the median of the comparator group. At median, one third of the shares vest and for upper-quartile performance all shares vest. There is proportionate vesting of awards if Reuters TSR falls between the median and the upper quartile. Vesting of 50%

1	Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, investment income, profit from disposal of subsidiaries and fair value movements.

2	Adjusted profit before tax is calculated as profit before tax from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements. Amortisation of intangibles is a process of spreading the cost of an intangible asset, such as customer relationships, over its useful life in the business.

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Governance	31

of the LTIP awards is subject to the PBT test and depends on the level of PBT achieved by Reuters over the whole performance period. The Committee sets a range of PBT performance at the beginning of each performance period, taking into account the plans and prospects for the business and shareholder expectations. The minimum level, at which one third of the awards will vest, will be at least equal to the level that would be achieved with an 8% compound annual growth rate over the performance period. The maximum PBT level at which all shares will vest, represents a challenging but potentially achievable target for the business. Shares vest on a proportionate basis if actual PBT falls between the minimum and maximum of the pre-set range.

The 2006 awards, which are subject to the performance conditions detailed above, for Tom Glocer, David Grigson and Devin Wenig were 500,000 shares, 200,000 shares and 250,000 shares respectively.

In 2007, the awards for Tom Glocer, David Grigson and Devin Wenig, which are also subject to the performance conditions detailed above, will be 500,000 shares, 200,000 shares and 300,000 shares respectively.

DSOP: A global discretionary stock option plan was adopted by the Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. Since 2004 participation has been confined to executive directors and members of the senior management team. The Committee divides participants’ annual entitlements into two awards, normally made following the announcement of preliminary annual and half-yearly results. As a result of changes in 2006 (which apply to 2006 and future awards) options only vest to the extent that the following conditions are met over the three years following grant:

•	minimum 6% a year growth in adjusted EPS[1] will be required for 50% of options to vest;

•	9% a year growth will be required for 100% of options to vest;

•	for growth between 6% and 9%, options will vest on a proportionate basis.

Executive directors are only allowed to exercise 50% of the vested options after the initial three-year period. They will only be allowed to exercise the remaining options in two equal tranches, one and two years later.

The 2006 share option awards for Tom Glocer, David Grigson and Devin Wenig were 1,250,000 options, 500,000 options and 650,000 options respectively.

In 2007, the share option awards for Tom Glocer, David Grigson and Devin Wenig will be 1,250,000 options, 500,000 options and 750,000 options respectively.

Executive directors, in common with other employees, may participate in the company’s savings-related share option arrangements. For UK- and US-based employees this takes the form of a Save As You Earn plan. For the 2006 offer, the fixed monthly saving amount was set at a maximum of £100 per month with a three-year savings period.

Performance graph
Reuters TSR for the five years to 31 December 2006 compared with the return achieved by the FTSE100 index of companies is shown below. As Reuters is a member of the FTSE100, the Committee believes it is the most appropriate market index for comparison. The calculations assume that dividends have been reinvested.

Service contracts
The company’s policy is for executive directors to have service contracts with notice periods of not more than one year.

	Notice to be given	Date of service contract

Tom Glocer	By Tom Glocer:	23 July 2001
90 days without cause
30 days with cause

By the company:
30 days without cause
Immediately with cause

Devin Wenig	12 months	17 February 2003

David Grigson	12 months	21 June 2001

In each case the notice period is equivalent to the unexpired term of the contract. In the event of company-instigated termination, amounts up to a maximum of 12 months’ salary, annual bonus and 12 months’ pension contributions are payable. In addition, in the event of a non-fault termination, Tom Glocer retains the benefit of any outstanding share plan awards as if his employment had not ended. Tom Glocer and his family also retain the life assurance and private healthcare benefits provided by Reuters for one year following termination. On a change of control of the company, all the executive directors are entitled to terminate their contracts on one month’s notice unless the acquiring party has, within three months of the change of control, agreed to adopt and uphold the Reuters Trust Principles. All executive directors have contractual terms that restrict their ability to work for a defined list of competitor companies for a period of time. These provisions are in place to protect intellectual property and commercially sensitive information.

External appointments
Reuters recognises that executive directors may be invited to become non-executive directors of other companies or to become involved in charitable or public service organisations and that these appointments can broaden the knowledge and experience of directors to the benefit of the company. Accordingly, it is Reuters policy to approve such appointments, provided there is no conflict of interest and the commitment required is not excessive. Devin Wenig was the only executive director who received fees for an external directorship during 2006. He received fees of $20,250, 4,500 shares of restricted stock and 9,500 options in his capacity as director of Nastech Pharmaceutical Company.

Chairman and non-executive directors
The Chairman’s and the non-executive directors’ ordinary remuneration is proposed by the Board and approved by the shareholders at the AGM. In deciding appropriate fee levels, the Board takes into account the remuneration arrangements of chairmen and non-executive directors of other UK listed companies of a similar size and complexity.

As Chairman, Niall FitzGerald receives an annual fee of £500,000. This fee is fixed until 1 October 2007. The company does not provide a pension contribution to him. Niall FitzGerald and the non-executive directors have letters of engagement rather than service contracts.

Current annual fee levels for the non-executive directors are shown in the table below:

	2006
	Fees
	£000’s

Basic	50

Senior Independent Director	5

Chairing the Audit Committee	15

Chairing the Remuneration Committee	10

Chairing the Nominations Committee	5	[2]

1	Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profit/losses and related tax effects.

2	Niall FitzGerald has waived his £5,000 Nominations Committee Chairman fee.

Reuters Group PLC Annual Review 2006

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32	Summary remuneration report continued

Directors’ remuneration for 2006 (audited)
The disclosures required by Part 3 of schedule 7A to the Companies Act 1985 (‘the auditable part’) are contained within this section.

									2006	2005

								Compensation
	Salary/							for loss
	fees		Bonus	Benefits	[1]	Allowance	[2]	of office	Total	Total
	£000		£000	£000		£000		£000	£000	£000

Niall FitzGerald, KBE3 & 4	500		–	3		–		–	503	523

Lawton Fitt	53	[6]	–	–		35	[5]	–	88	75

Penny Hughes	50		–	–		–		–	50	50

Ed Kozel	50		–	–		35	[5]	–	85	80

Sir Deryck Maughan	50		–	–		20	[5]	–	70	14

Ken Olisa[16]	50		–	–		–		–	50	51

Dick Olver	68	[7]	–	–		–		–	68	70

Charles Sinclair[15]	N/A		–	–		–		–	N/A	55

Ian Strachan	60	[8]	–	–		–		–	60	246	[13]

Tom Glocer[14]	842		1,149	274	[9]	–		–	2,265	1,966

David Grigson	469		534	4	[10]	80	[10]	–	1,087	839

Devin Wenig	454		516	20	[11]	11	[11]	–	1,001	639

Total emoluments of directors[12]	2,646		2,199	301		181		–	5,327	4,608

Notes:
All amounts have been rounded up to the nearest thousand.

The following conversion rate was used: US$1.82: £1. This was the average rate in effect during 2006.

1	Items included under Benefits are those provided as goods and services received during the year.

2	Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3	Non-cash benefits received by Niall FitzGerald consist of chauffeur benefits of £2,120.

4	Niall FitzGerald has waived his £5,000 Nominations Committee chairman fee.

5	The £35,000 paid to Lawton Fitt and Ed Kozel and £20,000 to Sir Deryck Maughan represent travel allowances to attend UK board meetings.

6	Fees paid to Lawton Fitt include £2,154 in respect of her position as Chairman of the Audit Committee from 9 November 2006.

7	Fees paid to Dick Olver include £12,829 in respect of his position as Chairman of the Audit Committee until 9 November 2006, and his fee of £5,000 in respect of his position as the Senior Independent Director.

8	Fees paid to Ian Strachan include £10,000 in respect of his position as Chairman of the Remuneration Committee.

9	Non-cash benefits received by Tom Glocer included accommodation costs of £210,085, company car and healthcare benefits totalling £29,217, long-term disability insurance of £2,500, and family travel of £31,219.

10	Non-cash benefits received by David Grigson included healthcare benefits of £1,935 and long-term disability insurance of £1,400. Cash allowances consisted of a car allowance of £7,420 and a retirement allowance of £72,180.

11	Non-cash benefits received by Devin Wenig consisted of healthcare benefits of £19,757. Cash allowances consisted of a car allowance of £10,549. Devin Wenig’s salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and Chief Operating Officer.

12	The total aggregate emoluments for the directors for the period 1 January 2006 to 30 December 2006 were £5.327m. The total emoluments for 2005 were £4.608m.

13	In 2005 the fees paid to Ian Strachan included $350,000 in respect of his position as a non-executive director (Chairman) of Instinet Group, £50,000 in respect of his position as non-executive director and £4,489 as Chairman of the Remuneration Committee from 20 July 2005.

14	During the year a group company settled certain personal expenses on behalf of Tom Glocer. The amount due from Tom Glocer at 31 December 2006, which was the maximum outstanding during the year was £3,720. No interest was charged. Tom Glocer repaid the amount after year end.

15	Charles Sinclair resigned as a director on 6 December 2005.

16	£8,333 of Ken Olisa’s non-executive director fee was paid directly to Interregnum plc.

Other senior managers’ remuneration

						2006	2005

					Compensation
	Salary/				for loss
	fees	Bonus	Benefits	Allowance	of office	Total	Total
	£000	£000	£000	£000	£000	£000	£000

Other senior managers as a group (17 persons) (2005: 6 persons)	3,247	3,304	212	256	–	7,019	4,616

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rates were used: US$ 1.82:£1, Swiss Franc 2.3:£1, Hong Kong $14.18:£1. These were the average rates in effect during 2006.

Reuters Group PLC Annual Review 2006

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Governance	33

Directors’ pensions (audited)
Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements. Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2006 and 2007. He is entitled to a lump sum death-in-service benefit of four times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a salary cap of £108,600. He is entitled to a lump sum death-in-service benefit of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Contributions and allocations (including the cost of life cover) in respect of these directors in 2006 were:

		Company
		contribution in
		respect of period
	Age	£000

Tom Glocer	47	214

David Grigson	52	30

Devin Wenig	40	28

The information shown complies with requirements under both the UK Listing Authority and the Directors’ Remuneration Report Regulations 2002.

The total amount of contributions or accruals made in 2006 to provide pension and similar benefits for the directors was £395,854 (2005: £307,310) and for the executive directors and the other senior managers as a group was £1,178,386 (2005: £847,251).

Directors’ interests in ordinary shares
The total interests of the current directors in issued share capital and in shares underlying options and incentive plans are shown below as at 9 March 2007. No director or senior manager beneficially owns 1% or more of Reuters issued share capital. Interests in ordinary shares (excluding options and interests in long-term incentive plans disclosed above) held at 1 January 2006 and 31 December 2006 are also shown for directors in office at 31 December 2006. Directors were the

These aggregate figures also include an accrual of £124,000 and £139,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual’s notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

beneficial owners of all shares except for 16,875 shares held by David Grigson’s family members and 52,451 shares held by a trust of which Tom Glocer and his family are beneficiaries.

	Interests at	Interests at	Interests at 9 March 2007
	1 January	31 December
	2006	2006		Long-term
	Shares[1]	Shares	Shares	incentives	Options

Niall FitzGerald, KBE	50,000	80,000	80,000	–	–

Tom Glocer	372,145	401,345	401,345	3,192,599	6,551,858

David Grigson	63,430	67,630	67,630	763,468	1,766,122

Devin Wenig	105,843	105,843	105,843	813,468	2,158,671

Lawton Fitt	25,000	25,000	25,000	–	–

Penny Hughes	–	2,392	2,392	–	–

Ed Kozel	7,500	7,500	7,500	–	–

Sir Deryck Maughan	–	–	–	–	–

Nandan Nilekani[3]	n/a	n/a	–	–	–

Ken Olisa	2,550	2,550	2,550	–	–

Dick Olver	10,000	10,000	10,000	–	–

Ian Strachan	15,500	15,500	15,500	–	–

Other senior managers as a group(17 persons)[2]	327,718	415,678	394,611	2,704,925	3,108,040

None of the directors has notified the company of an interest in any other shares, or other transactions or arrangements which require disclosure.

1	Or date of appointment if later than 1 January 2006.

2	Other senior managers as a group were 16 persons at 31 December 2006 and 17 persons at 9 March 2007. On 15 June 2006 the GLT was created and replaced the Group Management Committee. On 31 December 2006, Julie Holland, Geert Linnebank and Susan Taylor-Martin stepped down from the GLT and John Alcantara, Lee Ann Daly and David Schlesinger were appointed on 1 January 2007, David Craig was appointed to the GLT on 1 March 2007.
3	Nandan Nilekani joined the Board as Non-executive director on 1 January 2007.

On 12 March 2007 awards under the 2004 LTIP shares were released to the executive directors and senior managers. On 12 March 2007, shares were released to senior managers from the March 2005 RSP and on 15 March 2007 shares were released to senior managers from the March 2006 RSP.

On 13 March 2007 awards of 500,000, 300,000 and 200,000 shares under the LTIP were made to Tom Glocer, Devin Wenig and David Grigson respectively. On the same day, share options awards of 625,000, 375,000 and 250,000 were made to Tom Glocer, Devin Wenig and David Grigson respectively.

On 13 March 2007 aggregate awards of 1,177,680 under the LTIP and 731,032 share options were made to other senior managers as a group.

On behalf of the Board
Ian Strachan
Chairman of the Remuneration Committee, 15 March 2007

Reuters Group PLC Annual Review 2006

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34	Summary operating and financial review

Group performance
Summary results	2006	2005	2004
Year to 31 December	£m	£m	£m

Revenue	2,566	2,409	2,339

Operating costs	(2,351)	(2,251)	(2,187)

Other operating income	41	49	42

Operating profit	256	207	194

Net finance costs	(15)	(12)	(12)

Profit on disposal of associates, joint ventures and available-for-sale financial assets	76	38	203

Share of post-tax (losses)/profit from associates and joint ventures	(4)	5	11

Profit before tax	313	238	396

Taxation	(20)	(9)	(40)

Profit for the year from continuing operations	293	229	356

Profit for the year from discontinued operations	12	253	19

Profit for the year	305	482	375

Basic EPS	23.6p	32.6p	26.0p

Adjusted EPS	17.1p	13.8p	11.8p

Revenue, costs and profit	2006	2005	Actual		Underlying		2004
Year to 31 December	£m	£m	change		change		£m

Recurring	2,363	2,235	6%		4%		2,158

Usage	132	104	26%		24%		92

Outright	71	70	3%		4%		89

Total revenue	2,566	2,409	7%		5%		2,339

Operating costs	(2,351)	(2,251)	4%				(2,187)

Operating profit	256	207	24%				194

Operating margin	10%	9%	–				8%

Trading costs	(2,258)	(2,075)	9%		7%		(2,013)

Trading profit	308	334	(8%	)	(11%	)	326

Trading margin	12%	14%	–		–		14%

Revenue
Full-year revenue grew 6.5% to £2,566 million (2005: £2,409 million). Exchange rate movements accounted for 0.3 percentage points of this growth, and acquisitions, mainly the full-year impact of the 2005 acquisition of Telerate, accounted for 1.4 percentage points of revenue growth.

On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue grew by 4.8% . Core Plus initiatives contributed 1.3 percentage points (£32 million) to revenue growth. All four elements of Core Plus – electronic trading, high-value content, new enterprise services and new markets – contributed to revenue growth.

Sales of additional products, the 2006 price increase and recoveries (exchange fees and specialist data) accounted for 3.5 percentage points of growth. The key drivers of volume growth were: new sales and migrations to Reuters 3000 Xtra; Reuters Knowledge (mainly to investment management firms); Enterprise Datafeeds and trade and risk management software.

Revenue grew in all divisions and in all geographical regions. Constant currency revenue growth of 6.2% for 2006 was ahead of our target given in the 2005 Annual Report and Form 20-F.

Operating costs and trading costs
Total operating costs were £2,351 million, an increase of 4% from 2005. The drivers of this increase are largely explained by the movement in trading costs. Trading costs totalled £2,258 million in 2006 (2005: £2,075 million), up 9% on 2005. New investment in Core Plus growth and transformation initiatives, net of early savings, contributed £109 million to cost growth in 2006. Inflation added approximately 3% to base costs, and additional costs of £21 million were incurred to invest in making our product delivery more resilient. Acquisitions (mainly Telerate) added a further £30 million, and data recoveries costs added a further £25 million. Offsetting these key drivers of cost increases were savings from the Fast Forward programme, totalling £80 million, as forecast in the 2006 Outlook.

Trading cost increases were partially offset by much lower Fast Forward restructuring and acquisition integration costs. Total restructuring charges in 2006 were £13 million, compared to £112 million in 2005. 2005 charges included £94 million for Fast Forward restructuring programme, which finished at the end of 2005, and £18 million for Telerate acquisition integration. The £13 million charged in 2006 relates only to the integration of acquisitions, mainly Telerate.

Operating profit and trading profit
Operating profit totalled £256 million in 2006 (2005: £207 million), an increase of £49 million over 2005, largely reflecting the lower Fast Forward restructuring costs. Trading profit was £308 million in 2006 (2005: £334 million). Trading profit was largely driven by revenue growth, the last tranche of Fast Forward savings, continued tight cost control and £10 million of benefit from acquisitions. However, these benefits were more than offset by the £77 million net new investment to drive Core Plus. The business delivered an operating profit margin of 10% (2005: 9%) and a trading margin of 12% (2005: 14%).

Profit for the year from continuing operations
Profit for the year from continuing operations was £293 million (2005: £229 million). The year-on-year increase of £64 million is largely due to the improved operating profit discussed above and the increase in profits from asset disposals. The sale of the majority of our stake in Factiva realised a profit of £76 million, whereas the £38 million of disposal profits in 2005 came largely from further sales of our stake in Tibco Software Inc. (TSI).

Net finance costs of £15 million increased by £3 million over the previous year, reflecting the net outflow of cash for the share buy-back programme and special contributions towards funding the majority of the deficit position on two UK defined benefit pension schemes.

Income from our associates and joint ventures in 2006 generated a loss of £4 million, compared to a profit in 2005 of £5 million. The losses in 2006 largely reflected the expected initial losses in Reuters new investments in FXMarketSpace and TIMES NOW, along with set-up costs incurred to establish FXMarketSpace. Profits in 2005 largely reflected the results of Factiva, which ceased to be accounted for as a joint venture in October 2006.

The tax charge for the year was £20 million, compared to £9 million in 2005. As in 2005, the current year has benefited from the settlement of prior-year tax matters.

Profit for the year from discontinued operations
We have no activities that must be classified as discontinued operations in 2006. An additional gain of £12 million has been recognised in 2006 arising from the disposal of Instinet Group in 2005, compared to the £253 million profit recognised in 2005. The 2005 result was largely made up of the post-tax profit of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet Group’s business operations before its sale in December 2005.

Reuters Group PLC Annual Review 2006

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Financials	35

Earnings per share
Profit for the year was £305 million (2005: £482 million), resulting in basic EPS of 23.6p, down 9p from the previous year, mainly due to the decrease in profits from disposals for the period. Adjusted EPS was 17.1p in 2006, up 24% from the previous year, reflecting lower net restructuring charges and a reduction in the number of shares in circulation, due to the share buy-back programme.

Summarised cash flow and free cash flow
Cash generated from continuing operations was £311 million, compared to £268 million in 2005. The year-on-year improvement of £43 million was driven by lower restructuring charges than in 2005 and savings achieved under the Fast Forward programme. It was also driven by a movement in working capital outflow of £50 million, though excluding the contribution of £187 million towards funding pension deficits, working capital improved significantly.

Free cash flow from continuing operations was £225 million (2005: £88 million). This reflects lower cash restructuring charges and management action to improve working capital, partially offset by higher capital expenditure, cash tax and interest charges. Movements in working capital were £111 million positive, although some of this improvement was due to timing around year-end cash flows, which will reverse in 2007.

Trading cash conversion (i.e. trading cash flow divided by trading profit) in 2006 was 111% (2005: 77%), with the increase in capital expenditure more than offset by working capital improvements.

Net debt was £333 million, compared to net funds of £253 million in 2005, a movement of £586 million. The significant movements in net debt include:

•	free cash inflows of £225 million, as noted above;

•	special contributions of £187 million towards funding the deficit in two UK defined benefit pension schemes;

•	the ongoing cost of the share buy-back programme, amounting to £527 million;

•	dividend payments of £134 million; and

•	net outflow from acquisitions and disposals of £2 million, including £79 million from the disposal of Factiva.

Dividends
Dividends paid in 2006 totalled £134 million. The final dividend to be proposed in respect of 2006 is 6.9p per share, an increase of 12% on the previous year, reflecting our continued confidence in the future performance of our business. The total dividend in respect of 2006 is 11p, an increase over 2005 of 10%.

We are committed to maintaining a progressive dividend policy, which reflects our long-term earnings potential, while moving towards minimum dividend cover of at least two times based on adjusted earnings.

Balance sheet
The net assets of the Group are £172 million, a reduction of £339 million on the previous year. This reduction mainly reflects the return of funds to shareholders through the share buy-back programme.

During 2006, we made the following acquisitions and investments:

•	Application Networks – a leading risk management software provider;

•	FXMarketSpace – a joint venture with the CME to create a centrally cleared global foreign exchange trading system; and

•	TIMESNOW – a 26% stake in an Indian TV News Channel.

We sold the majority of our 50% stake in Factiva to our joint venture partner Dow Jones for £79 million.

2007 outlook
•	In 2007, we expect to deliver underlying revenue growth of 6% or better, in line with our plans for strong sustainable revenue growth in the medium term, assuming continued growth in the financial services industry.

•	Trading margins are expected to increase to 13–14% in 2007, putting us on track to achieve our medium-term trading margin target of 17–20%.

•	We expect to keep capital expenditure in 2007 at similar levels to 2006.

•	Currency had little effect on trading profit, in 2006 but the impact of sterling strength against the euro and US dollar is expected to be more material in 2007 if current rates persist. This is because major sources of revenue growth are typically dollar priced while the size of Reuters dollar-denominated cost base has reduced.

•	We will actively manage our capital structure to maintain a strong investment grade rating of BBB+/Baa1 and, to the extent that we generate cash surplus to our needs, we will continue to seek to return that cash to shareholders.
Based on current investment plans, Reuters expects to increase the buy-back during 2007 to £400–£425 million, which includes the £250 million remaining of the £1 billion buy-back announced in July 2005.

Non-GAAP measures
A number of measures used in the above commentary and elsewhere in this review are ‘non-GAAP’ figures, which are business performance measures used to manage the business, that supplement the IFRS-based headline numbers. These include 'underlying change', 'trading costs', 'trading profit', 'trading cash flow', 'adjusted EPS', 'free cash flow' and 'net debt/net funds'. Brief descriptions of these terms are provided below.

Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

Constant currency change is calculated by excluding the impact of currency fluctuations.

Trading costs are calculated by excluding the following from operating costs from continuing operations: restructuring charges associated with Reuters completed business transformation plans (including Fast Forward) and acquisitions, impairments and amortisation of intangibles acquired via business combinations, and fair value movements included in operating costs; and adding back foreign currency gains and other income (both of which are included in other operating income).

Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

Trading margin is trading profit expressed as a percentage of revenue.

Trading cash flow is calculated by including capital expenditure and excluding the following from cash generated from continuing operations: restructuring cash flows associated with completed business transformation plans, which include Fast Forward and acquisitions, cash effect of derivatives used for hedging purposes and cash flows which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses and related tax effects.

Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Net debt/net funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and other borrowings.

Reuters Group PLC Annual Review 2006

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36	Summary financial statement

This summary financial statement, including the Summary operating and financial review and Summary remuneration report, was approved by the directors on 15 March 2007 and signed on their behalf by Tom Glocer and David Grigson. This summary financial statement does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Group and of its policies and arrangements concerning directors’ remuneration as would be provided by the full annual accounts and reports. Members requiring more detailed information have the right to obtain free of charge a copy of the company’s legal full accounts and reports. If you have not received the full Annual Report and Form 20-F, but wish to do so, you can get a copy free of charge from the Investor Relations department or through the internet at about.reuters.com/reports/ar2006. You may also elect to receive the full Annual Report and Form 20-F for all future years. The auditors have issued an unqualified report on the financial statements and also audited part of the directors’ Remuneration report. Their report contained no statement under sections 237(2) or 237(3) of the Companies Act 1985.

Summary consolidated income statement
For the year ended 31 December

	2006	2005	2004
	£m	£m	£m

Revenue	2,566	2,409	2,339

Operating costs	(2,351)	(2,251)	(2,187)

Other operating income	41	49	42

Operating profit	256	207	194

Finance income	72	41	15

Finance costs	(87)	(53)	(27)

Profit on disposals of associates, joint ventures and available-for-sale financial assets	76	38	203

Share of post-tax (losses)/profits from associates and joint ventures*	(4)	5	11

Profit before tax	313	238	396

Taxation	(20)	(9)	(40)

Profit for the year from continuing operations	293	229	356

Profit for the year from discontinued operations	12	253	19

Profit for the year	305	482	375

Attributable to:

Equity holders of the parent	305	456	364

Minority interest	–	26	11

Earnings per share

From continuing and discontinued operations:

Basic earnings per ordinary share	23.6p	32.6p	26.0p

Diluted earnings per ordinary share	23.1p	31.7p	25.4p

From continuing operations:

Basic earnings per ordinary share	22.6p	16.3p	25.4p

Diluted earnings per ordinary share	22.2p	15.9p	24.8p

*	Shares of post-tax (losses)/profits from associates and joint ventures includes a tax charge of £2 million (2005: £1 million, 2004: £2 million).
Dividends paid and proposed during the year were £134 million (2005: £140 million paid and proposed, 2004: £140 million paid and proposed).

Reuters Group PLC Annual Review 2006

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Financials	37

Summary consolidated statement of recognised income and expense
For the year ended 31 December

	2006	2005	2004
	£m	£m	£m

Profit for the year	305	482	375

Actuarial gains/(losses) on defined benefit plans	6	(48)	(205)

Exchange differences taken directly to reserves	(95)	118	(48)

Exchange differences taken to the income statement on disposal of assets	–	(2)	6

Fair value gains/(losses) on available-for-sale financial assets	6	(15)	–

Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	(73)	–

Fair value gains/(losses) on net investment hedges	34	(39)	–

Fair value gains taken to the income statement on disposal of net investment hedges	–	(14)	–

Tax on items taken directly to or transferred from equity	(4)	14	35

Net losses not recognised in income statement	(53)	(59)	(212)

Total recognised income for the year	252	423	163

Attributable to:

Equity holders of the parent	252	374	166

Minority interest	–	49	(3)

The 2005 balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods1 as a liability. The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity by £59 million at 31 December 2005.

Fair value2 gains and losses arise as a result of the application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest (i.e. other shareholders of Instinet Group in 2005 and 2004).

Summary consolidated balance sheet
At 31 December

		Restated
	2006	2005	2004
Assets	£m	£m	£m

Non-current assets	1,314	1,179	1,025

Current assets	606	957	1,410

Non-current assets classified as held for sale	–	1	145

Total assets	1,920	2,137	2,580

Liabilities

Current liabilities	(913)	(797)	(1,249)

Non-current liabilities	(835)	(829)	(714)

Liabilities directly associated with non-current assets classified as held for sale	–	–	(47)

Total liabilities	(1,748)	(1,626)	(2,010)

Net assets	172	511	570

Shareholders’ equity

Share capital	496	467	455

Other reserves	(1,738)	(1,692)	(1,755)

Retained earnings	1,414	1,736	1,671

Total parent shareholders’ equity	172	511	371

Minority interest in equity	–	–	199

Total equity	172	511	570

The 2005 balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability. The impact of recognising these commitments is to increase current liabilities and to decrease shareholders’ equity by £59 million at 31 December 2005.

1	A period during which a company may have price-sensitive information and is therefore unable to trade in its shares. To avoid trading during close periods, Reuters places irrevocable orders with its brokers before close periods begin.

2	A fair value is an amount that knowledgeable and willing parties would be prepared to pay in an arm’s length transaction.

Reuters Group PLC Annual Review 2006

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38	Summary financial statement continued

Summary consolidated cash flow statement
For the year ended 31 December

	2006	2005	2004
	£m	£m	£m

Cash generated from operations	311	271	280

Net interest received/(paid)	(19)	6	(11)

Tax paid	(34)	(24)	(43)

Net cash flow from operating activities	258	253	226

Net acquisitions and disposals, including available-for-sale financial assets	(2)	206	384

Net purchases of property, plant and equipment, and intangible assets	(223)	(182)	(70)

Dividends received	3	5	5

Net cash flow from investing activities	(222)	29	319

Proceeds from issue of shares	32	10	6

Share buy-back	(527)	(223)	–

(Increase)/decrease in short-term deposits	(196)	248	(105)

Increase/(decrease) in borrowings	270	(144)	(225)

Equity dividends paid to shareholders	(134)	(140)	(140)

Equity dividends paid to minority interests	–	(23)	–

Net cash flow from financing activities	(555)	(272)	(464)

Exchange (losses)/gains on cash and cash equivalents	(13)	66	(33)

Net (decrease)/increase in cash and cash equivalents	(532)	76	48

Cash and cash equivalents at the beginning of the year	637	561	513

Cash and cash equivalents at the end of the year	105	637	561

Independent auditors’ statement to the Members of Reuters Group PLC
We have examined the summary financial statement which comprises the Summary Consolidated Income Statement, Summary Consolidated Balance Sheet, Summary Consolidated Statement of Recognised Income and Expense, Summary Consolidated Cash Flow Statement and the Summary Directors’ Remuneration Report set out on pages 36–38 and 32–33.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Review in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the Annual Review with the full annual financial statements, the Directors' Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder.

We also read the other information contained in the Annual Review and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors’ statement on the summary financial statement' issued by the Auditing Practices Board. Our reports on the company’s full annual financial statements describe the basis of our audit opinions on those financial statements and the Directors’ Remuneration Report.

Opinion
In our opinion the summary financial statement is consistent with the full annual financial statements, the Directors' Report and the Directors’ Remuneration Report of Reuters Group plc for the year ended 31 December 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
15 March 2007

The auditors’ statement is not covered by the Clear English Standard as it is not a Reuters document.

Reuters Group PLC Annual Review 2006

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Information for shareholders	Information	39
and Forward-looking statements

Information for shareholders

Ordinary shares
Registrar: Lloyds TSB Registrars provides a free online service for Reuters Group shareholders which gives direct access to a range of information and practical help. Visit their website www.shareview.co.uk for further information.

Low cost share dealing service: Please contact JPMorgan Cazenove Limited, Postal Dealing Department, 20 Moorgate, London EC2R 6DA (Tel: (0)20 7155 5155) for further information.

Dividends
Ordinary shareholders have received the following dividends in respect of each financial year:

	Pence per share

	Interim	Final	Total

2002	3.85	6.15	10.00

2003	3.85	6.15	10.00

2004	3.85	6.15	10.00

2005	3.85	6.15	10.00

2006[1]	4.10	6.90	11.00

Note:
1	Proposed: the final dividend in respect of 2006 is payable on 3 May 2007 to holders of ordinary shares on the register at 16 March 2007.

American Depositary Shares
Each American Depositary Share (ADS) represents six ordinary shares.

ADS dividends
ADS holders are eligible for all stock dividends or other entitlements accruing on the underlying Reuters Group PLC shares and receive cash dividends in US dollars. Dollar amounts paid to ADS holders depend on the sterling/dollar exchange rate at the time of payment. Dividends are normally paid twice a year. Dividend cheques are mailed directly to the ADS holder on the payment date if the ADSs are registered directly with Reuters US depositary. Dividends on ADSs that are registered with brokers are sent to the brokers, who forward them to ADS holders. Reuters US depositary is Deutsche Bank.

		Pence per share			Cents per ADS

	Interim	Final	Total	Interim	Final	Total

Dividends

2002	3.85	6.15	10.00	36.05	58.46	94.51

2003	3.85	6.15	10.00	36.08	64.88	100.96

2004	3.85	6.15	10.00	40.94	70.24	111.18

2005	3.85	6.15	10.00	41.18	68.20	109.38

2006	4.10	6.90	11.00	46.87	–	–

Note
1	The final dividend in respect of 2006 is payable on 3 May 2007 to holders of ordinary shares on the register at 16 March 2007 and on 10 May 2007 to holders of ADSs on the record at 16 March 2007 and will be converted into US dollars from sterling at the rate prevailing on 10 May 2007.

Form 20-F
Reuters Group PLC is subject to the information requirement of the US Securities laws applicable to foreign companies and accordingly files an annual report on Form 20-F, which corresponds to the Form 10-K filed by US-based companies, and other information with the US Securities and Exchange Commission (SEC). Copies of the Annual Report and Form 20-F are available from the Investor Relations department, Reuters Group PLC. Electronic copies can be accessed through the internet on about.reuters.com/reports/ar2006 or from the SEC’s EDGAR database via the SEC’s home page: www.sec.gov.

Forward-looking statements

This annual review contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the company’s financial condition, results of operations and business, and management’s strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, product releases, the impact of interest rates or exchange rates, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Several factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	we may not be able to realise the anticipated benefits of our Core Plus growth and transformation strategy;

•	unfavourable conditions in financial markets;

•	the impact of currency and interest rate fluctuations may have a significant effect on our reported revenue and earnings;

•	difficulties or delays that we may experience in developing or responding to new customer demands or launching new products;

•	we are dependent on third parties for the provision of certain network and other services;

•	our business may be adversely affected if our networks or systems experience any significant failures or interruptions or cannot accommodate increased traffic;

•	we are exposed to a decline in the valuation of companies in which we have invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in the regulatory or competitive environment;

•	we may be exposed to adverse governmental action in countries from which we report;

•	we may not be able to realise the benefits of existing or future acquisitions, joint ventures, investments or disposals;

•	we operate in an increasingly litigious environment, especially in the area of patent and other intellectual property claims.

For additional information, please see ‘Risk factors’ in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from the Investor Relations department, Reuters Group PLC, The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP or through the internet at about.reuters.com/reports/ar2006. Any forward-looking statements made by the company or on its behalf speak only as of the date they are made. We do not undertake to update any forward-looking statements.

Reuters Group PLC Annual Review 2006

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40	Financial diary and Where to find us

Financial diary for 2007

Thursday 1 March
Results for full year 2006 announced

Wednesday 14 March
Ordinary shares and ADSs go ex-dividend

Wednesday 25 April
First quarter trading statement issued

Thursday 26 April
Annual General Meeting
Time: 11:30 am
Venue: The Reuters Building,
South Colonnade, Canary Wharf,
London E14 5EP

Thursday 3 May
Final dividend for 2006 payable to ordinary shareholders on the register as at 16 March 2007

Thursday 10 May
Final dividend payable to ADS holders on the record as at 16 March 2007

Tuesday 31 July
Results for first six months of 2007 announced

Wednesday 8 August
Ordinary shares and ADSs go ex-dividend

Wednesday 5 September
Interim dividend for 2007 payable to ordinary shareholders on the register as at 10 August 2007

Wednesday 12 September
Interim dividend payable to ADS holders on the record as at 10 August 2007

Thursday 25 October
Third quarter trading statement issued

Where to find us

Corporate headquarters
The Reuters Building
South Colonnade
Canary Wharf
London E14 5EP
Tel: +44 (0)20 7250 1122
Registered in England
No: 3296375
Corporate website: about.reuters.com

Investor queries
Miriam McKay
Tel: +44 (0)20 7542 7057
Fax: +44 (0)20 7542 4661
Email: miriam.mckay@reuters.com

Media queries
Ed Williams
Tel: +44 (0)20 7542 6005
Fax: +44 (0)20 7542 4835
Email: ed.williams@reuters.com

Registrar/Depositary
For dividend queries, duplicate mailings and change of address

Ordinary shares
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
UK
Tel: 0870 600 3970
(for callers within the UK)
Tel: +44 121 415 7047
(for callers outside the UK)
Fax: +44 (0)1903 833 482
Website: shareview.co.uk

American Depositary Shares
Deutsche Bank ADR Service Center
c/o Mellon Investor Services
480 Washington Boulevard
Jersey City
NJ 07310
USA
Tel: +1 866 282 4011
Website: adr.db.com

Electronic copies
The Annual Report and Form 20-F and the Annual Review are available on the internet at about.reuters.com/reports/ar2006

Listings
London Stock Exchange (RTR.L) and Nasdaq (RTRSY.O)

Options on ordinary shares are traded on Euronext Liffe. Futures contracts on ordinary shares are traded on the Euronext Liffe Universal Stock Futures market. The American Stock Exchange in New York lists options on American Depositary Shares of Reuters.

Corporate brokers
Citigroup and JPMorgan Cazenove Limited

Financial PR
Brunswick Group Limited

Reuters Group PLC Annual Review 2006